Exhibit 21.1

SUBSIDIARIES OF SUNBURST ACQUISITIONS V, INC.

Name	Jurisdiction

Success Green (Group) Limited (BVI)	British Virgin Islands
Success Green (International) Limited (HK)	Hong Kong
Shenzhen ZhenLongBao Investment Consulting Co., Ltd.	People's Republic of China
ZhaoQing NengCheng Import and Export Co., Ltd.	People's Republic of China